Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

Three Months
Ended
March 31, 2007

Loss from Continuing Operations Before Taxes	$(29.4)
Add (Subtract):
One-third of rents	2.1
Interest on long-term and short-term debt	30.5
Interest capitalized, net of amortization	1.6

Earnings from Continuing Operations	$4.8

Fixed charges:
One-third of rents	2.1
Interest on long-term and short-term debt	30.5
Interest capitalized	2.6

Fixed Charges from Continuing Operations	$35.2

Ratio of Earnings to Fixed Charges from Continuing Operations (1)	—

(1) Indicates an earnings to fixed charges deficiency of $30.4 million.

For purposes of computing this ratio, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and interest capitalized, net of amortization.  “Fixed charges” consist of one-third of rents, interest expense as reported in the Company’s consolidated financial statements and interest capitalized.